Exhibit 99.3

GDS HOLDINGS LIMITED

PROXY STATEMENT

General

Our Board of Directors is soliciting proxies for an annual general meeting of shareholders (the “Meeting”) to be held at 4:00 p.m. (China Standard Time) on June 26, 2025 or at any adjournment thereof. The Meeting will be held at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. A written notice of revocation or a duly executed proxy bearing a later date by holders of Class A ordinary shares registered on our branch register of members in Hong Kong must be delivered by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 48 hours prior to the Meeting. A written notice of revocation or a duly executed proxy bearing a later date by holders of ordinary shares or Series A convertible preferred shares registered on our principal register of members in the Cayman Islands must be delivered by mail or by hand to the attention of the Company no later than 48 hours prior to the Meeting.

Record Date, Share Ownership, and Quorum

Holders of our ordinary shares and Series A convertible preferred shares of record at the close of business on June 4, 2025 (China Standard Time) (the “Shares Record Date”) are entitled to vote at the Meeting. Holders of American depositary shares (“ADS”) issued by JPMorgan Chase Bank, N.A. (“JPMorgan”) as of close of business on June 4, 2025, New York time (the “ADSs Record Date”, together with the Shares Record Date, the “Record Date”), will be able to instruct JPMorgan, the holder of record of Class A Ordinary Shares represented by ADSs, as to how to vote the Class A Ordinary Shares represented by such ADSs. As of May 31, 2025, 1,607,430,567 of our Class A ordinary shares and 43,590,336 of our Class B ordinary shares, par value US$0.00005 per share, were issued and outstanding, among which 70,923,856 Class A ordinary shares were represented by the ADS held by JPMorgan and 150,000 Series A convertible preferred shares (which are convertible into 33,707,864 Class A ordinary shares on the Record Date) were issued and outstanding. At any general meeting of the Company, two (2) members entitled to vote and present in person or by proxy (or in the case of a member being a corporation, by its duly authorized representative) representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the Meeting shall form a quorum for all purposes, save that for any general meeting requisitioned according to Article 58(2)(iv) of the Articles, two (2) members entitled to vote and present in person or by proxy or (in the case of a member being a corporation) by its duly authorized representative representing not less than 10% of the aggregate voting power in the Company throughout the Meeting shall form a quorum.

Voting and Solicitation

For Proposals 1 and 2, each Class A ordinary share in issue and each Class A ordinary share into which the Series A convertible preferred shares in issue are convertible on the Record Date are entitled to one (1) vote per share, and each Class B ordinary share in issue on the Record Date is entitled to twenty (20) votes per share. For Proposals 3, 4, 5 and 6, each Class A ordinary share in issue, each Class A ordinary share into which the Series A convertible preferred shares in issue are convertible and each Class B ordinary share in issue on the Record Date are entitled to one (1) vote per share. At the Meeting every ordinary shareholder and Series A convertible preferred shareholder present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held or ordinary shares into which such Series A convertible preferred shares are convertible held by such ordinary shareholder or Series A convertible preferred shareholder.

A resolution put to the vote of the Meeting shall be decided by way of a poll save that the chairman of the Meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person or by proxy, or in the case of a member being a corporation, by its duly authorized representative, shall have one (1) vote provided that where more than one (1) proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one (1) vote on a show of hands. The result of the poll shall be deemed to be the resolution of the Meeting. A shareholder of the Company who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares, Series A convertible preferred shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares and Series A Convertible Preferred Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares or Series A convertible preferred shares, the ordinary shares they represent or into which they may be converted will be voted at the Meeting in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares or the ordinary shares into which they may be converted will be voted at the discretion of the holder of such proxies. Abstentions by holders of ordinary shares or Series A convertible preferred shares which are convertible into ordinary shares are included in the determination of the number of ordinary shares or Series A convertible preferred shares convertible into ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the Meeting would need to produce a letter or board resolutions showing the authorization to represent such shareholder to the Company.

Voting by Holders of American Depositary Shares

We have requested JPMorgan, as depositary of the ADSs, to deliver to all owners of ADSs an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such requests. Under the terms of the deposit agreement, JPMorgan has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraph below. As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan may vote those Class A ordinary shares at the Meeting. JPMorgan and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

If no such written request is received by JPMorgan from an owner of record of ADSs by 9:00 a.m. (Eastern Time), June 18, 2025, such owner shall be deemed, and JPMorgan will deem such owner of ADSs to have instructed it to give a discretionary proxy to the chairman of the Meeting to vote the ordinary shares represented by your ADSs in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors, unless the Company has informed JPMorgan that such proxy should not be given, in accordance with the terms of the deposit agreement.

PROPOSALS 1, 2 AND 3

RE-ELECTION OF CLASS III DIRECTORS

According to Article 86(1) of the Articles, the directors shall be divided into three classes: Class I, Class II and Class III. The term of office of the directors in Class III shall expire at the second annual meeting of members following the effectiveness of the Articles and each third annual meeting of members thereafter. Based on the resolutions of the Board of Directors dated June 1, 2022, Mr. William Wei Huang, Mr. Sio Tat Hiang, Ms. Bin Yu and Mr. Zulkifli Baharudin are the current Class III directors of the Company and, accordingly, shall retire from the office at the Meeting.

In accordance with Article 86(2) of the Articles, by written notice to the Company, dated June 3, 2025, Mr. Sio Tat Hiang has been re-appointed by STT Garnet Pte. Ltd. (“STT Garnet”) as our director, and such re-appointment will not be subject to a vote by our shareholders.

In accordance with Article 86(4) of the Articles, by written notice to the Company, dated June 3, 2025, the holders of the Class B ordinary shares have nominated Mr. William Wei Huang for appointment as our director, and Mr. William Wei Huang shall be eligible for re-election at the Meeting. Mr. William Wei Huang shall be re-elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).

In accordance with Article 86(5) of the Articles, the Nominating and Corporate Governance Committee shall have the right to nominate one (1) director (being an independent director) for appointment as a director in accordance with the provisions of this Article 86(5). Such independent director shall be elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions). Based on the resolutions of the Nominating and Corporate Governance Committee dated June 3, 2025, Ms. Bin Yu has been nominated for re-election as a director and shall be eligible for re-election at the Meeting.

In accordance with Article 86(6) of the Articles, the Nominating and Corporate Governance Committee shall have the right to nominate the remaining director (being, at the date of this proxy statement, one (1) independent director) for appointment as a director. Such director shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions). Based on the resolutions of the Nominating and Corporate Governance Committee dated June 3, 2025, Mr. Zulkifli Baharudin has been nominated for re-election as a director and shall be eligible for re-election at the Meeting.

Given that Mr. Sio Tat Hiang has been re-appointed pursuant to Article 86(2), it is only necessary for shareholders to consider resolutions for the nomination of Mr. William Wei Huang, Ms. Bin Yu and Mr. Zulkifli Baharudin as Class III directors. The resolutions of the Nominating and Corporate Governance Committee dated June 3, 2025 confirmed that Ms. Bin Yu and Mr. Zulkifli Baharudin are qualified to be independent directors of the Company, and the resolutions of our Board of Directors dated June 3, 2025 approved the classification of Mr. William Wei Huang, Mr. Sio Tat Hiang, Ms. Bin Yu and Mr. Zulkifli Baharudin as Class III directors for purposes of the re-appointment or re-election.

Mr. William Wei Huang, Ms. Bin Yu and Mr. Zulkifli Baharudin have indicated that they will offer themselves for re-election as directors at the Meeting. Their names, ages as of June 2025, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Mr. William Wei Huang	57	Chairman and chief executive officer

Ms. Bin Yu	55	Independent Director

Mr. Zulkifli Baharudin	65	Independent Director

Mr. William Wei Huang is our founder, chairman of our board of directors and, since 2002, has served as our chief executive officer. From 2004 to 2020, Mr. Huang also served as a director of Haitong-Fortis Private Equity Fund Management Co., Ltd., a domestic private equity fund management company in China. Prior to founding our company, he served as a senior vice president of Shanghai Meining Computer Software Co., Ltd., which operates StockStar.com, a website primarily providing finance and securities related information and services in China. Mr. Huang also acts as a director and the chairman of DayOne, our equity investee, which was our consolidated subsidiary until December 31, 2024.

Ms. Bin Yu has served as our independent director since November 2016. She served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd., a company engaged in AI driven education from September 2017 to January 2020. Ms. Yu has served as an independent non-executive director and the chairperson of the audit and risk committee of DPC Dash Ltd, a company listed on the Hong Kong Stock Exchange since December 2024, a director of Baozun Inc., a company listed on NASDAQ since June 2024, an independent director of Zero2IPO Holdings Inc., a company committed to providing the industry with leading services for entrepreneurship and investment since December 2020, and an independent director of iDreamSky Technology Holdings Limited, a leading mobile game publisher in China listed on the Hong Kong Stock Exchange since May 2018. From 2015 to May 2017, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited, a company engaged in the entertainment TV programs business. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company’s investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2012 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou’s predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG’s Greater China region. Ms. Yu received a master’s degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio.

Mr. Zulkifli Baharudin has served as our independent director since November 2016. Since 2011, he has been serving as the executive chairman of Indo-Trans Corporation, a logistics and supply chain company across Indo-China. Mr. Zulkifli has been the non-executive director on the Board of Asian Plantations Limited since 2014. Mr. Zulkifli has been the non-executive director on the Board of STT GDC Indonesia JVCo Pte. Ltd and PT STT GDC Indonesia since July 2021 and September 2021, respectively. Mr. Zulkifli has been the non-executive director on the Board of NTUC Fairprice Co-Operative Limited since May 2023. Mr. Zulkifli also serves as Singapore’s Non-Resident Ambassador to the Republic of Kazakhstan and Uzbekistan. From 1997 to 2001, he also served as a nominated member of Parliament in Singapore. Mr. Zulkifli received his bachelor’s degree in estate management from the National University of Singapore.

Each director will be re-elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting, taking into account the differing voting rights of the Class A and Class B ordinary shares and Series A convertible preferred shares as described above, where applicable.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1, 2 and 3, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 4

CONFIRMATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommended, and our Board of Directors has resolved, that KPMG Huazhen LLP be appointed as our independent auditor for the fiscal year ending December 31, 2025. KPMG Huazhen LLP has served as our independent auditor since 2014.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE CONFIRMATION OF THE APPOINTMENT OF KPMG HUAZHEN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2025.

PROPOSAL 5

AUTHORIZATION OF UP TO 30% SHARE ISSUANCE

FOR FUTURE POTENTIAL EQUITY OFFERINGS

According to Article 102(4)(b) of the Articles, notwithstanding anything to the contrary in the Articles, the Company and the directors shall not, without the prior approval of the shareholders by ordinary resolution, with the Class B ordinary shares having only one (1) vote per Class B ordinary share in respect of such resolution, take, approve, authorize, ratify, agree, commit to engage in or otherwise effect or consummate to allot or issue any shares or securities of the Company equal to ten per cent. (10%) or more of the existing issued share capital of the Company or of the votes attached to the existing issued share capital of the Company at the date of such allotment or issue in any 12-month period, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options or warrants granted by the Company from time to time or any shares issued on the conversion by Ping An Insurance and by STT of the convertible and redeemable bonds due 2019 held by Ping An Insurance and STT respectively).

As the Company may consider various funding alternatives and opportunities including raising capital through the equity and debt markets, in order to retain the flexibility for future share issuance, the Board of Directors would like to obtain shareholders’ approval at the Meeting for the authorization to the Board of Directors to approve the allotment or issuance of up to an aggregate thirty per cent. (30%) of the total issued share capital of the Company at the time of the Meeting in the 12-month period from the date of the Meeting (other than any allotment or issues of shares on the exercise of any options that have been granted by the Company).

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 5, AUTHORIZATION OF UP TO 30% SHARE ISSUANCE FOR FUTURE POTENTIAL EQUITY OFFERINGS.

PROPOSAL 6

AUTHORIZATION OF DIRECTORS AND OFFICERS

Proposal 6 is a general power to be granted to directors and officers to take any and every action to implement the matters in Proposals 1 to 5.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6, THE AUTHORIZATION OF each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
William Wei Huang
Chairman of the Board and
Chief Executive Officer